SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Provident Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

743866 10 5
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 743866 10 5	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

4,684,350

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

4,684,350

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,684,350

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Keith E. Lindner relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident"). Mr. Lindner formerly filed a 13D jointly with American Financial Group, ("AFG") and members of his family. In June 2003, Mr. Lindner resigned his positions as an officer and director of AFG and, therefore, no longer considers himself to be a member of a group (as set forth in Rule 13d-5)with these parties.

     The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

              (a) Keith E. Lindner

              (b) One East Fourth Street, Cincinnati, Ohio 45202
              (c) Individual Investor

              (d) None

              (e) None

              (f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

      N/A

Item 4.     Purpose of Transaction.

     On February 16, 2004, Provident entered into a Merger Agreement with National City Corp. ("NCC") pursuant to which Provident would become a wholly-owned subsidiary of NCC. If the Merger is consummated, holders of Provident Common Stock would receive 1.135 shares of NCC Common Stock for each share of Provident Common Stock or equivalent held.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of January 31, 2004, the Reporting Person beneficially owned 4,684,350 shares (or approximately 9.4% of the outstanding shares) of Provident Common Stock which amount includes 169,431 shares held by his spouse, individually and as trustee, and 27,008 shares held as custodian for his minor children. Also includes 1,210,802 shares which are held in trusts for the benefit of the children of his brothers, over which shares he has sole voting and investment power but no pecuniary interest.

     As of January 31, 2004, and within the prior 60-day period, the Reporting Person received 4,086 shares of Provident Common Stock as a gift.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the
         Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 18, 2004

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Keith E. Lindner

POWER OF ATTORNEY

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     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Keith E. Lindner
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Keith E. Lindner